COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 2 DATED JUNE 30, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011 and Supplement No. 1 dated May 13, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	update to federal income tax considerations;
(3)	update to volume discount information;
(4)	recent real property investments;
(5)	placement of debt on certain real property investments; and
(6)	potential real property investments.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering on October 1, 2010. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of June 27, 2011, we had accepted investors’ subscriptions for, and issued, 90,958,299 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $904.7 million. As of June 27, 2011, we had 184,041,701 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $3.1 billion in gross offering proceeds as of June 27, 2011.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law. In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time. The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Update to Federal Income Tax Considerations

The following information supplements, and should be read in conjunction with, the section captioned “Federal Income Tax Considerations – Taxation of U.S. Stockholders” beginning on page 188 of the prospectus, and all similar disclosures appearing throughout the prospectus:

Cost Basis Reporting

The Energy Improvement and Extension Act of 2008 (the Act) imposed new customer reporting requirements on certain financial intermediaries (brokers).   The Act now requires every broker that is required to file an information return reporting the gross proceeds of a “covered security” with the Internal Revenue Service (IRS) to include in the information return the stockholder’s adjusted basis in the security, and whether any gain or loss with respect to the security is short-term or long-term within the meaning of Internal Revenue Code (IRC) Sec. 1222.  Under IRC Sec. 6045(g)(3), a “covered security” includes any share of stock in a corporation that was acquired in an account on or after January 1, 2011.  We have determined that shares of our common stock that were acquired on or after January 1, 2011, including shares issued pursuant to our distribution reinvestment plan, are covered securities under the Act. Thus, stockholders who redeem, sell or otherwise liquidate shares that were purchased on or after January 1, 2011 will receive an information return reporting the gross proceeds from the sale, the adjusted basis of the shares sold, and whether any gain or loss is short-term or long-term within the meaning of IRC Sec. 1222.  We are required to furnish this statement to stockholders by February 15 of the year following the calendar year in which the covered securities were sold.  This information also will be reported to the IRS.

When determining the adjusted basis of the shares sold, IRC Sec. 6045(g)(2)(B) requires us to use the first-in first-out method.  When using the first-in first-out method, we are required to identify the shares sold in the order that they were acquired.  However, as an alternative to the first-in first-out method, the stockholder may notify us of a preferred alternative by means of making an adequate identification of the shares to be liquidated prior to the liquidation event.  Please see the section entitled “Description of Shares — Share Redemption Program” for additional information about our share redemption program.

Update to Volume Discounts

The following information supersedes and replaces in its entirety the first full paragraph on page 207 of the prospectus under the section captioned “Plan of Distribution— Volume Discounts.”

In addition, in order to encourage investments of more than $4,000,000, Cole Capital Corporation, with the agreement of the participating broker-dealer, may further agree to reduce or eliminate the dealer manager fee and/or the selling commission with respect to such investments.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus.

Description of Real Estate Investments

Wholly-owned properties

As of June 27, 2011, our investment portfolio consisted of 532 wholly-owned properties located in 42 states, consisting of approximately 23.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between May 13, 2011 and June 27, 2011 are listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet (1)	Purchase Price
Camp Creek Marketplace – East Point, GA	Shopping Center	42	Various	424,640	$76,350,000
LA Fitness – Broadview, IL	Fitness	1	LA Fitness International, LLC	50,040	10,035,000
Glen's Market – Manistee , MI	Grocery	1	Prevo's Family Markets, Inc.	38,392	5,760,640
St. Luke's Urgent Care – Creve Coeur, MO	Healthcare	1	St. Luke's Episcopal-Presbyterian Hospitals	14,862	5,450,000
Banner Life – Urbana, MD	Insurance	1	Banner Life Insurance Company	115,758	38,200,000
Riverside Centre – St. Augustine, FL	Shopping Center	2	Various	62,000	4,725,000
Century Town Center – Vero Beach, FL	Shopping Center	8	Various	107,049	14,775,000
CVS – Sherman, TX	Drugstore	1	CVS Pharmacy, Inc.	10,908	4,158,901
O'Reilly Auto Parts – Central, LA	Automotive Parts	1	O'Reilly Automotive, Inc.	6,800	927,000
Advance Auto – Milwaukee, WI	Automotive Parts	1	Advanced Stores Company, Inc.	6,790	1,806,200
ConAgra Foods – Milton, PA	Food Production	1	ConAgra Foods Packaged Foods, LLC	718,910	28,500,000
Dahl's – Various (2)	Grocery	4	Associated Wholesale Grocers, Inc.	215,801	27,900,000
Hobby Lobby – Avon, IN	Specialty Retail	1	HOB-LOB, LTD	56,100	5,750,000
Nature Coast Commons – Spring Hill, FL	Shopping Center	15	Various	226,510	29,000,000
Advance Auto – Massillon, OH	Auotmotive Parts	1	Advanced Stores Company, Inc.	6,846	1,833,415
Advance Auto – Monroe, MI	Auotmotive Parts	1	Advanced Stores Company, Inc.	6,786	1,604,091
Advance Auto – South Lyon, MI	Auotmotive Parts	1	Advanced Stores Company, Inc.	6,765	1,616,731
Advance Auto – Vermillion, OH	Auotmotive Parts	1	Advanced Stores Company, Inc.	6,783	1,151,144
Walgreens – Clarkston, MI	Drugstore	1	Walgreens Co.	13,905	5,034,000
				2,095,645	$264,577,122

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The Dahl's portfolio consists of four single-tenant retail properties located in Iowa, which were purchased under a
	sale-leaseback agreement. The properties are subject to individual lease agreements with identical terms.

Joint venture properties

As of June 27, 2011, we, through three joint venture arrangements, had interests in eight properties comprising 1.1 million gross rentable square feet of commercial space and an interest in a land parcel under development comprising 139,000 square feet of land (collectively, the Joint Ventures).  One of the Joint Ventures acquired a property between May 13, 2011 and June 27, 2011, which is listed below.

Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet (1)	Purchase Price
S. Elgin Crossing – South Elgin, IL (2)	Shopping Center	17	Various	232,078	$34,000,000

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	We have a 50% indirect interest in the property.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of June 27, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 532 properties located in 42 states, consisting of approximately 23.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between May 13, 2011 and June 27, 2011 in order of acquisition date:

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Camp Creek Marketplace – East Point, GA	May 13, 2011	2003	$76,350,000	$1,527,000	7.68%	7.95%	93%
LA Fitness – Broadview, IL	May 18, 2011	1994	10,035,000	200,700	9.10%	9.10%	100%
Glen's Market – Manistee , MI	May 19, 2011	2009	5,760,640	115,213	8.60%	8.60%	100%
St. Luke's Urgent Care – Creve Coeur, MO	May 20, 2011	2010	5,450,000	109,000	7.71%	8.48%	100%
Banner Life – Urbana, MD	June 1, 2011	2011	38,200,000	764,000	6.97%	8.20%	100%
Riverside Centre – St. Augustine, FL	June 8, 2011	1998	4,725,000	94,500	9.61%	10.21%	100%
Century Town Center – Vero Beach, FL	June 10, 2011	2008	14,775,000	295,500	9.22%	9.39%	94%
CVS – Sherman, TX	June 10, 2011	1999	4,158,901	83,178	7.10%	7.10%	100%
O'Reilly Auto Parts – Central, LA	June 10, 2011	2010	927,000	18,540	8.80%	9.08%	100%
Advance Auto – Milwaukee, WI	June 10, 2011	2008	1,806,200	36,124	8.25%	8.25%	100%
ConAgra Foods – Milton, PA	June 14, 2011	1994	28,500,000	570,000	8.20%	8.88%	100%
Dahl's – Various (4)	June 15, 2011	Various	27,900,000	558,000	8.25%	8.25%	100%
Hobby Lobby – Avon, IN	June 17, 2011	2007	5,750,000	115,000	7.90%	8.54%	100%
Nature Coast Commons – Spring Hill, FL	June 21, 2011	2009	29,000,000	580,000	8.99%	9.36%	80%
Advance Auto – Massillon, OH	June 21, 2011	2007	1,833,415	36,668	8.70%	8.70%	100%
Advance Auto – Monroe, MI	June 21, 2011	2007	1,604,091	32,082	8.75%	8.75%	100%
Advance Auto – South Lyon, MI	June 21, 2011	2008	1,616,731	32,335	8.75%	8.75%	100%
Advance Auto – Vermillion, OH	June 21, 2011	2006	1,151,144	23,023	9.00%	9.42%	100%
Walgreens – Clarkston, MI	June 24, 2011	2001	5,034,000	100,680	8.42%	8.42%	100%
			$264,577,122	$5,291,543

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	The Dahl's portfolio consists of four single-tenant retail properties located in Iowa, which were purchased under a sale-leaseback agreement. The properties are subject to individual lease agreements with identical terms.

Joint venture properties

Our interests in the Joint Ventures were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and mortgage notes payable.

The following table summarizes the property acquired by one of the Joint Ventures between May 13, 2011 and June 27, 2011:

Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
S. Elgin Crossing – South Elgin, IL (4)	June 13, 2011	2007	$34,000,000	$340,000	(5)	7.92%	8.48%	99%

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	We have a 50% indirect interest in the property.
(5)	Represents fees paid to our sponsor based on our 50% indirect interest in the property.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

			% of
		Total	Total				Base Rent
		Square	Rentable		Current		per
		Feet	Square	Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased	Feet	Options (2)	Rent		Foot	Lease Term (3)
Camp Creek Marketplace – East Point, GA	BJ's Wholesale Club, Inc.	115,396	27%	4/5 yr.	$1,253,778	(4)	$10.87	5/13/2011	4/27/2023
LA Fitness – Broadview, IL	LA Fitness International, LLC	50,040	100%	4/5 yr.	913,230	(5)	18.25	5/18/2011	3/31/2026
Glen's Market – Manistee , MI	Prevo's Family Markets, Inc.	38,392	100%	5/5 yr.	495,415		12.90	5/19/2011	7/31/2029
St. Luke's Urgent Care – Creve Coeur, MO	St. Luke's Episcopal-Presbyterian Hospitals	14,862	100%	3/5 yr.	420,000	(6)	28.26	5/20/2011	10/31/2025
Banner Life – Urbana, MD	Banner Life Insurance Company	115,758	100%	3/5 yr.	2,662,434	(7)	23.00	6/1/2011	8/31/2026
Riverside Centre – St.	HOB-LOB, LTD	57,000	92%	1/3 yr.,	418,950		7.35	6/8/2011	10/31/2012
Augustine, FL				2/5 yr.	447,450		7.85	11/1/2012	10/31/2017
					467,400		8.20	11/1/2017	10/31/2019
Century Town Center –	Marshalls of MA, Inc.	52,000	49%	4/5 yr.	546,000		10.50	6/10/2011	8/31/2015
Vero Beach, FL					572,000		11.00	9/1/2015	8/31/2018
	Petco Animal Supplies	15,000	14%	2/5 yr.	266,250		17.75	6/10/2011	1/31/2014
	Stores, Inc.				281,250		18.75	2/1/2014	1/31/2019
	Jo-Ann Stores, Inc.	11,048	10%	4/5 yr.	107,718		9.75	2/1/2012	1/31/2017
					118,766		10.75	2/1/2017	1/31/2022
CVS – Sherman, TX	CVS Pharmacy, Inc.	10,908	100%	5/5 yr.	295,282		27.07	6/10/2011	6/30/2036
O'Reilly Auto Parts –	O'Reilly Automotive,	6,800	100%	3/5 yr.	81,600		12.00	6/10/2011	4/30/2020
Central, LA	Inc.				86,496		12.72	5/1/2020	4/30/2030
Advance Auto – Milwaukee, WI	Advanced Stores Company, Inc.	6,790	100%	3/5 yr.	149,011		21.95	6/10/2011	8/31/2023
ConAgra Foods –	ConAgra Foods	718,910	100%	2/5 yr.	2,336,457		3.25	6/14/2011	6/30/2016
Milton, PA	Packaged Foods, LLC				2,516,185		3.50	7/1/2016	6/30/2021
Dahl's – Various (8)	Associated Wholesale Grocers, Inc.	215,801	100%	4/5 yr.	2,301,750		10.67	6/15/2011	6/30/2031
Hobby Lobby – Avon, IN	HOB-LOB, LTD	56,100	100%	3/5 yr.	454,410	(9)	8.10	6/17/2011	11/30/2022
Nature Coast Commons	TSA Stores, Inc.	42,046	19%	4/5 yr.	578,133		13.75	6/21/2011	1/31/2015
– Spring Hill, FL					620,179		14.75	2/1/2015	1/31/2020
	Best Buy Stores, LP	30,183	13%	4/5 yr.	430,108		14.25	6/21/2011	7/31/2015
					445,199		14.75	8/1/2015	7/31/2020
	Ross Dress for Less,	27,783	12%	4/5 yr.	263,939		9.50	6/21/2011	1/31/2015
	Inc.				277,830		10.00	2/1/2015	1/31/2020
Advance Auto – Massillon, OH	Advanced Stores Company, Inc.	6,846	100%	3/5 yr.	159,507		23.30	6/21/2011	12/31/2022
Advance Auto – Monroe, MI	Advanced Stores Company, Inc.	6,786	100%	3/5 yr.	140,358		20.68	6/21/2011	12/31/2022
Advance Auto – South Lyon, MI	Advanced Stores Company, Inc.	6,765	100%	3/5 yr.	141,465		20.91	6/21/2011	6/30/2023
Advance Auto –	Advanced Stores	6,783	100%	3/5 yr.	103,603		15.27	6/21/2011	1/31/2017
Vermillion, OH	Company, Inc.				113,964		16.80	2/1/2017	1/31/2022
Walgreens – Clarkston, MI	Walgreens Co.	13,905	100%	8/5 yr.	424,103		30.50	6/24/2011	8/31/2020

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by the lesser of two times the cumulative percentage increase in the Consumer Price Index over the preceding year or 6% of the then-current annual base rent.
(5)	The annual base rent under the lease increases every five years by the lesser the cumulative percentage increase in the
Consumer Price Index over the preceding year or 10% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every year by 2.5% of the then-current annual base rent.
(8)	The Dahl's portfolio consists of four single-tenant retail properties located in Iowa, which were purchased under a sale-leaseback agreement. The properties are subject to individual lease agreements with identical terms.
(9)	The annual base rent under the lease increases every five years by $28,050.

Joint venture properties

The following table sets forth the principal provisions of the lease term for the major tenants at the joint venture property listed above:

% of
		Total		Total					Base Rent
		Square		Rentable			Current		per
		Feet		Square		Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased		Feet		Options (2)	Rent		Foot	Lease Term (3)
S. Elgin Crossing –	Home Depot USA, Inc.	—	(4)	46%	(5)	4/5 yr.	$360,000	(6)	$0.74	6/13/2011	1/31/2048
South Elgin, IL	Best Buy Stores, LP	30,525		13%		4/5 yr.	434,981		14.25	6/13/2011	1/31/2012
							450,244		14.75	2/1/2012	1/31/2017

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.
(4)	Subject to a ground lease.
(5)	Percentage based on square feet of the building.
(6)	The annual base rent under the lease increases every ten years by 10% of the then-current annual base rent.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 133 of the prospectus:

Wholly-owned properties

On June 27, 2011, our operating partnership, CCPT III OP, entered into a senior unsecured credit facility (the Credit Facility) providing for up to $700.0 million of borrowings pursuant to a credit agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer (Bank of America), JP Morgan Chase Bank, N.A. (JP Morgan Chase) as syndication agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint lead arrangers and joint book managers, U.S. Bank National Association, Wells Fargo Bank, N.A. and Regions Bank, as co-documentation agents and other lending institutions that may become parties to the Credit Agreement (collectively with Bank of America and JP Morgan Chase, the Lenders). Concurrently, the obligations under the $100.0 million JPMorgan Credit Facility dated as of January 6, 2010, among CCPT III OP, the lender parties thereto and JPMorgan Chase Bank, as administrative agent, JPMorgan Securities Inc., as sole book runner and sole lead arranger, and other lending institutions that are parties to the previous JPMorgan Credit Facility, was terminated. No amounts were outstanding under the previous JPMorgan Credit Facility at June 27, 2011 and all liens securing obligations under the previous JPMorgan Credit Facility have been released.

The Credit Facility includes a $200.0 million term loan (the Term Loan) and allows CCPT III OP to borrow up to $500.0 million in revolving loans (the Revolving Loans). As of June 27, 2011, the borrowing base under the Credit Facility was approximately $441.9 million based on the underlying collateral pool. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to $50.0 million may be used for “swingline” loans. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $950.0 million, with each increase being no less than $25.0 million. CCPT III OP borrowed the initial $200.0 million Term Loan under the Credit Facility on June 27, 2011. The Credit Facility matures on June 27, 2014.

The Revolving Loans will bear interest at rates depending upon the type of loan specified by CCPT III OP. For a eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month (or nine or 12 months subject to availability of such periods from each of the Lenders) LIBOR (the Eurodollar Rate) for the interest period, as elected by CCPT III OP, plus the applicable rate (the Eurodollar Applicable Rate). The Eurodollar Applicable Rate is based upon the overall leverage ratio, generally defined in the Credit Agreement as our total consolidated outstanding indebtedness divided by our total consolidated asset value (the Leverage Ratio), and ranges from 2.25% at a Leverage Ratio of 45.0% or less to 3.00% at a Leverage Ratio greater than 55.0%. For base rate committed loans, the interest rate will be a per annum amount equal to the applicable rate (the Base Applicable Rate) plus the greatest of (a) the Federal Funds Rate plus 0.5%; (b) Bank of America’s Prime Rate; or (c) the Eurodollar Rate plus 1.0% (the Base Rate). The Base Applicable Rate is based upon the overall Leverage Ratio, and ranges from 1.25% at a Leverage Ratio of 45.0% or less to 2.00% at a Leverage Ratio greater than 55.0%. The Credit Agreement also includes an interest rate pricing structure should we obtain an investment grade rating.

 The Term Loan and any swingline loans will initially bear interest at a rate equal to the Base Rate. Effective June 30, 2011, the Term Loan will convert to a eurodollar loan, as elected by CCPT III OP, and bear interest at the Eurodollar Rate of the three-month LIBOR plus the Eurodollar Applicable Rate. CCPT III OP will be required to make quarterly interest payments on the Term Loan, and the outstanding principal and any accrued and unpaid interest is due on June 27, 2014.

CCPT III OP was required to pay certain fees under the Credit Agreement, including an arrangement fee, a syndication fee and an upfront fee, which collectively totaled approximately $6.9 million. CCPT III OP will also pay an annual administrative agent fee of $100,000, as well as an annualized fee for any unused portion of the Credit Facility (the Unused Fee). The Unused Fee is equal to the daily undrawn amount multiplied by a per annum percentage for such day (as determined for a 360-day year) based upon the overall Leverage Ratio and ranges from 0.35% at a Leverage Ratio of 45.0% or less to 0.45% at a Leverage Ratio greater than 55.0%. CCPT III OP must also pay certain fees upon the issuance of each letter of credit under the Credit Agreement and a quarterly fee based on the outstanding face amount of any letters of credit. The Credit Agreement also includes a fee pricing structure should we obtain an investment grade rating. A finance coordination fee of $2.0 million was paid to CR III Advisors upon closing of the transaction.

CCPT III OP has the right to prepay the outstanding amounts under the Credit Facility, in whole or in part, without premium or penalty provided that (i) prior written notice is received by the administrative agent; (ii) any prepayment of eurodollar rate loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and (iii) any prepayment of base rate committed loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount then outstanding.

The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and maximum variable rate and recourse debt requirements. The Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Upon the occurrence of any event of default, the eurodollar rate loans and base rate committed loans will bear interest payable at an interest rate equal to 2.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured. Similarly, the letter of credit fees described below will be increased to a rate of 2.0% above the letter of credit fee that would otherwise be applicable at that time. In addition to breaching any of the terms of the Credit Agreement or related loan documents, events of default include, but are not limited to: (1) the failure to pay any principal when due; (2) the failure to pay interest and fees within five business days after the due date; (3) the occurrence of a change of control; (4) the inability to pay debts as they become due; (5) a material inaccuracy of any representation or warranty; (6) bankruptcy or insolvency; (7) a violation of any financial, negative or other covenants; (8) a violation of ERISA regulations; (9) the failure to remediate material environmental problems at projects owned by CCPT III OP where the aggregate book values are in excess of $35.0 million that are not satisfied within a reasonable time; and (10) judgments against CCPT III OP or any consolidated subsidiary in excess of $10.0 million or $35.0 million in aggregate that remain unsatisfied or unstayed for sixty days. If an event of default occurs and is not cured timely, the Lenders shall have no obligation to make further disbursements under the Credit Facility and all outstanding loans shall be immediately due and payable.

Joint venture properties

One of the Joint Ventures obtained the following mortgage note in connection with the joint venture property listed above:

Property	Lender	Loan Amount	Interest Rate	Loan Date	Maturity Date
S. Elgin Crossing – South Elgin, IL (1)	The Royal Bank of Scotland PLC	$20,400,000	5.20%	6/13/2011	7/1/2021

(1)	The loan is secured by a multi-tenant commercial property that we have a 50% indirect interest in through the joint venture
	with an aggregate purchase price of $34.0 million.

The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement. In the event the mortgage note is not paid off on the maturity date, the loan agreement includes default provisions. Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 4.00%.

In connection with the mortgage note above, we paid our advisor aggregate financing coordination fees equal to $102,000, based on our indirect interest in the property.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of June 27, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2011	16	31,059	$709,829	0.22%
2012	50	240,077	3,679,846	1.15%
2013	51	343,506	3,865,000	1.21%
2014	33	145,774	2,721,238	0.85%
2015	28	82,323	1,565,060	0.49%
2016	40	655,691	8,182,015	2.56%
2017	26	322,977	4,297,175	1.35%
2018	47	1,131,768	13,488,055	4.23%
2019	43	992,990	14,534,858	4.55%
2020	26	484,876	6,175,150	1.93%
2021	30	1,514,467	14,836,908	4.65%
	390	5,945,508	$74,055,134	23.19%

Joint venture properties

The following table sets forth lease expirations of the joint venture properties, as of June 27, 2011, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2011	4	9,700	$101,909	0.89%
2012	8	55,395	540,660	4.74%
2013	6	10,015	165,401	1.45%
2014	5	28,402	350,868	3.08%
2015	8	238,599	1,960,577	17.20%
2016	4	28,133	374,175	3.28%
2017	7	294,225	3,256,332	28.56%
2018	2	4,643	172,694	1.51%
2019	2	5,830	206,129	1.81%
2020	4	218,023	2,605,921	22.86%
2021	2	59,948	625,820	5.49%
	52	952,913	$10,360,486	90.87%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned and the joint venture properties noted above is approximately $212.5 million and $27.6 million, respectively. As the joint venture property is a land parcel, it does not have a depreciable basis. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of June 27, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
Camp Creek Marketplace – East Point, GA	$62,460,759
LA Fitness – Broadview, IL	8,217,840
Glen's Market – Manistee , MI	4,723,072
St. Luke's Urgent Care – Creve Coeur, MO	4,452,433
Banner Life – Urbana, MD	31,043,056
Riverside Centre – St. Augustine, FL	3,880,911
Century Town Center – Vero Beach, FL	12,071,403	(1)
CVS – Sherman, TX	3,413,746
O'Reilly Auto Parts – Central, LA	775,894
Advance Auto – Milwaukee, WI	1,483,315
ConAgra Foods – Milton, PA	23,515,096
Dahl's – Various	22,836,360
Hobby Lobby – Avon, IN	4,714,716
Nature Coast Commons – Spring Hill, FL	23,780,000
Advance Auto – Massillon, OH	1,503,400
Advance Auto – Monroe, MI	1,315,355
Advance Auto – South Lyon, MI	1,325,719
Advance Auto – Vermillion, OH	943,938
	$212,457,013

(1)	Depreciable basis excludes any ground leases.

Joint Venture Property	Depreciable Tax Basis
S. Elgin Crossing – South Elgin, IL	$27,608,000	(1)

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price	Sponsor (1)
Walgreens – Madisonville, KY	June 2011	$4,202,333	$84,047
Walgreens – Springdale, AR	June 2011	5,493,000	109,860
Christmas Tree Shops/ Buy Buy Baby – Shelby Township, MI	July 2011	4,255,000	85,100
Santa Rosa Commons – Pace, FL	July 2011	25,450,000	509,000
Tractor Supply – Grayson, KY	July 2011	2,814,000	56,280
Owens Corning – Newark, OH	July 2011	11,900,000	238,000
Best Buy – Indianapolis, IN	July 2011	4,750,000	95,000
Walgreens – Cape Carteret, NC	July 2011	4,175,000	83,500
Dick's Sporting Goods – Charleston, SC	July 2011	7,500,000	150,000
Best Buy – Kenosha, WI	July 2011	6,600,000	132,000
The Crossing – Killeen, TX	July 2011	9,000,000	180,000
Telegraph Plaza – Monroe, MI	July 2011	12,900,000	258,000
		$99,039,333	$1,980,787

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet (1)	Occupancy
Walgreens – Madisonville, KY	1	Walgreens Co.	14,820	100%
Walgreens – Springdale, AR	1	Walgreens Co.	14,550	100%
Christmas Tree Shops/ Buy Buy Baby – Shelby Township, MI	2	Various	81,338	93%
Santa Rosa Commons – Pace, FL	16	Various	133,574	97%
Tractor Supply – Grayson, KY	1	Tractor Supply Company	19,097	100%
Owens Corning – Newark, OH	1	Owens Corning Insulating Systems, LLC	479,000	100%
Best Buy – Indianapolis, IN	1	Best Buy Stores, LP	30,000	100%
Walgreens – Cape Carteret, NC	1	Walgreens Co.	14,820	100%
Dick's Sporting Goods – Charleston, SC	1	Dick's Sporting Goods, Inc.	45,000	100%
Best Buy – Kenosha, WI	1	Best Buy Stores, LP	30,000	100%
The Crossing – Killeen, TX	3	Various	60,438	100%
Telegraph Plaza – Monroe, MI	8	Various	142,011	91%
			1,064,648

(1)	Includes square feet of buildings that are on land subject to ground leases.

The table below provides leasing information for the major tenants at each property:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot	Lease Term (3)
Walgreens – Madisonville, KY	Walgreens Co.	10/5 yr.	$303,000		$20.45	10/31/2007	9/30/2032
Walgreens – Springdale, AR	Walgreens Co.	10/5 yr.	390,000		26.80	6/1/2009	5/31/2034
Christmas Tree Shops/ Buy	Christmas Tree Shops, Inc.	3/5 yr.	246,107	(4)	6.08	2/26/2009	1/31/2025
Buy Baby – Shelby Township, MI	Buy Buy Baby, Inc.	3/5 yr.	205,581	(5)	5.89	2/26/2009	1/31/2025
Santa Rosa Commons – Pace,	Publix Super Markets, Inc.	7/5 yr.	544,920		11.95	8/13/2008	8/12/2028
FL	The TJX Companies, Inc.	4/5 yr.	290,735		10.50	10/19/2008	10/31/2013
			304,579		11.00	11/1/2013	10/31/2018
	Petsmart, Inc.	3/5 yr.	267,734		13.37	10/19/2008	8/31/2013
			277,747		13.87	9/1/2013	8/31/2018
Tractor Supply – Grayson, KY	Tractor Supply Company	4/5 yr.	222,300	(6)	11.64	6/11/2011	6/30/2026
Owens Corning – Newark, OH	Owens Corning Insulating Systems, LLC	4/5 yr.	902,500	(7)	1.88	8/1/2007	7/31/2022
Best Buy – Indianapolis, IN	Best Buy Stores, LP	4/5 yr.	375,000		12.50	8/8/2009	1/31/2020
Walgreens – Cape Carteret, NC	Walgreens Co.	10/5 yr.	295,888		19.97	4/28/2008	4/30/2033
Dick's Sporting Goods – Charleston, SC	Dick's Sporting Goods, Inc.	3/5 yr.	618,750	(8)	13.75	8/1/2005	1/31/2021
Best Buy – Kenosha, WI	Best Buy Stores, LP	4/5 yr.	510,000		17.00	7/18/2008	1/31/2019
The Crossing – Killeen, TX	Gold's Texas Holdings, LP	2/5 yr.	424,767	(9)	10.63	9/18/2006	9/31/2021
	University of Phoenix, Inc.	2/5 yr.	239,300	(10)	23.93	3/1/2011	3/31/2021
	University of Phoenix, Inc.	2/5 yr.	150,556		19.00	12/9/2008	12/31/2013
Telegraph Plaza – Monroe,	Kohl's Michigan, LP	5/5 yr.	501,005		7.29	4/15/2005	1/31/2026
MI	The TJX Companies, Inc.	4/5 yr.	247,522		9.50	10/22/2006	10/31/2011
			260,550		10.00	11/1/2011	10/31/2016
	Petsmart, Inc.	3/5 yr.	246,225		12.25	9/28/2007	9/30/2012
			251,049		12.49	10/1/2012	9/30/2017

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by $13,565.
(5)	The annual base rent under the lease increases every five years by $11,331.
(6)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every two years by 3% of the then-current annual base rent.
(8)	The annual base rent under the lease increases every five years by $22,500.
(9)	The annual base rent under the lease increases every five years by $3,331.
(10)	The annual base rent under the lease increases every year by 1.5% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our initial public offering and our ongoing follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.